UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 0-11330

A.	Paychex, Inc. 401(k) Incentive Retirement Plan (Full title of the Plan)

B.	Paychex, Inc. 911 Panorama Trail South Rochester, NY 14625 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2006

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN (Name of Plan)

/s/ Toby Cherry

Toby Cherry 401(k) Committee Member

Report of Independent Registered Public Accounting Firm
The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York 14625
We have audited the accompanying statements of net assets available for benefits of the Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
May 25, 2006
Cleveland, Ohio

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2005	2004
Assets
Cash	$5,254	$3,845
Investments (at fair value):
Paychex ESOP Stock Fund	203,877	191,042
AIM Basic Value Fund	16,855	14,550
AIM International Growth Fund	20,758	13,214
American Funds Balanced Fund	25,179	22,598
Dreyfus Mid Cap Index Fund	23,509	14,403
INVESCO 500 Index Fund	25,069	21,782
Oppenheimer Capital Appreciation Fund	29,328	25,614
PIMCO Low Duration A Fund	3,893	3,361
PIMCO Total Return Fund	13,449	10,925
Premier Portfolio Fund	26,674	27,290
Royce Low-Priced Stock Fund	19,441	15,496
Participant loans	9,478	9,390

Total investments	417,510	369,665

Net assets available for benefits	$422,764	$373,510

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the Year Ended
	December 31,
	2005	2004
Contributions:
Participant	$29,534	$27,473
Employer, net of forfeitures	8,513	7,691
Transfers from other qualified plans	—	9,506

Total contributions	38,047	44,670
Investment income/(loss):
Dividend and interest income	8,773	6,099
Net realized and unrealized appreciation/(depreciation) in fair value of investments	28,442	(7,634)

Total investment income/(loss)	37,215	(1,535)
Benefits paid to participants	(26,008)	(27,493)

Change in net assets available for benefits	49,254	15,642
Net assets available for benefits at beginning of year	373,510	357,868

Net assets available for benefits at end of year	$422,764	$373,510

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 and 2004
NOTE A. PLAN DESCRIPTION
The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan” or the “Paychex Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document and summary plan description.
General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (“ERISA”).
The Plan was established on July 1, 1984 and was restated in April 2002 to include legislative developments through the Economic Growth and Tax Relief Reconciliation Act of 2001. As part of this restatement, the Plan was amended to operate in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. At December 31, 2005 and 2004, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Fund.
Plan Mergers: On April 1, 2003, Paychex acquired InterPay, Inc. Effective January 2, 2004, the assets of the InterPay, Inc. 401(k) Retirement Plan (“InterPay Plan”) were merged with and into the Paychex Plan. The increase in net assets available for benefits resulting from this merger was approximately $9,506,000, and 400 InterPay Plan participants became Paychex Plan participants concurrent with the asset transfer. Service time recognized under the InterPay Plan is recognized for eligibility and vesting purposes under the Paychex Plan.
Plan Amendments: The Plan was amended twice in 2005 to allow for the changing of the Plan’s trustee and to reduce the dollar limit on mandatory lump sum cash-out distributions from $5,000 to $1,000. The Plan was also amended twice during 2004 to change the Plan’s treatment of certain 401(k) loan rollovers and Plan participation requirements for employees of merged companies, and other administrative definitions in the Plan related to the issuance of a favorable IRS determination letter. These amendments did not have a material effect on net assets or changes in net assets available for benefits.
Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee is Princeton Retirement Group, previously known as AMVESCAP Retirement Services (“AMVESCAP”). The Bank of New York is the trustee of the Paychex ESOP Stock Fund. These parties are responsible for the custody and management of the Plan’s assets.

NOTE A. PLAN DESCRIPTION (continued)
Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution.
Contributions: Employees may contribute, on a pre-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. The maximum annual employee contribution to the Plan was $14,000 in 2005 and $13,000 in 2004, respectively. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts. The Company will make a discretionary contribution of up to 50% of the first 6% of eligible pay that an employee contributes to the Plan. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2005 and 2004.
Additionally, participants who are age 50 or older by the end of the calendar year are also allowed to make an additional “catch-up” contribution. This contribution was limited to $3,000 in 2004, $4,000 in 2005 and $5,000 in subsequent years. The “catch-up” contribution is not subject to the Company matching contribution.
Vesting: Participants are fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of 1,000 hours of service per year for three calendar years, disability, death, or attainment of retirement age, which is 65. Within the ESOP, dividends received are fully vested, regardless of years of service.
Participant Accounts: The trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex ESOP Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.
Investment Options: As of December 31, 2005, a participant may direct contributions in the following investment options:
•	Paychex ESOP Stock Fund
•	AIM Basic Value Fund
•	AIM International Growth Fund
•	American Funds Balanced Fund
•	Dreyfus Mid Cap Index Fund
•	INVESCO 500 Index Fund
•	Oppenheimer Capital Appreciation Fund

NOTE A. PLAN DESCRIPTION (continued)
•	PIMCO Low Duration A Fund
•	PIMCO Total Return Fund
•	Premier Portfolio Fund
•	Royce Low-Priced Stock Fund
Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews the performance of all investment options and may enter or exit funds at its discretion.
Payment of Benefits: Upon separation from employment, at retirement or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.
Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures used to reduce employer contributions were approximately $137,000 and $248,000 for 2005 and 2004, respectively. Forfeited balances not yet applied to reduce employer contributions at December 31, 2005 and 2004, respectively, were not material to the financial statements.
Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of the vested balance from their account, or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one time non-refundable loan origination fee of $75, and a $10 annual fee for the duration of the loan, which are deducted from the participant’s account.
Voting and Tender Offer Rights on ESOP Stock: Each participant in the Paychex ESOP Stock Fund is entitled to exercise voting rights on shares held in his or her account and also direct the ESOP trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the trustee will vote participants shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.
ESOP Stock at Time of Distribution: Under Federal income tax regulations, if ESOP stock should not be readily tradable on an established market at the time of a participant’s distribution, the Company will issue a put option to the participant. The put option allows the participant to sell ESOP stock to the Company at a price that is representative of the fair market value of the stock. If the put option is exercised with respect to ESOP stock distributed as part of a total distribution, then the Company can pay for the purchase with interest over a period not to exceed five years. If the put option is exercised with respect to an installment distribution, then the Company must pay for the purchase within thirty days of the exercise of the option.

NOTE A. PLAN DESCRIPTION (continued)
Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.
NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).
Administrative Expenses: Administrative expenses of the Plan are paid by the Company. The Company paid approximately $271,000 and $257,000 in 2005 and 2004, respectively, in administrative expenses.
Investment Valuation and Income Recognition: Investments are stated at their approximate fair value based on quoted market prices. Participant loans are valued at the principal amount, which approximates fair value.
Purchases and Sales of Securities: Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.
Dividend and Interest Income: Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Payment of Benefits: Benefits are recorded when paid.
Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.
Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan provides for certain investments that are exposed to various risks, such as interest rate risk, credit risk and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.
NOTE C. PARTY-IN-INTEREST TRANSACTIONS
The Plan’s holdings of Paychex common stock qualify as a party-in-interest transaction. Also, all transactions between the Plan and AMVESCAP and the Bank of New York qualify as party-in-interest transactions. As of December 31, 2005, the Plan held 5,348,769 shares of Paychex common stock at a fair market value of $203,877,219. As of December 31, 2004, the Plan held 5,605,684 shares of Paychex common stock at a fair market value of $191,041,710.

NOTE D. INVESTMENTS
The change in fair value of the Plan’s investments, including net realized and unrealized gains and losses, is as follows:

	As of and for the Year
	Ended December 31,
	2005	2004
	(In Thousands)
Paychex ESOP Stock Fund	$21,950	$(17,903)
AIM Basic Value Fund	855	1,357
AIM International Growth Fund	2,714	2,186
American Funds Balanced Fund	(250)	517
Dreyfus Mid Cap Index Fund	1,022	1,265
INVESCO Small Company Growth Fund	—	370
INVESCO Total Return Fund	—	142
INVESCO 500 Index Fund	1,131	2,133
Oppenheimer Capital Appreciation Fund	1,128	1,552
PIMCO Low Duration A Fund	(73)	(13)
PIMCO Total Return Fund	(223)	(45)
Royce Low-Priced Stock Fund	188	805

Net realized and unrealized appreciation/(depreciation) in fair value of investments	$28,442	$(7,634)

NOTE E. TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated May 17, 2004 stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Concurrent with the receipt of the determination letter, the Plan was amended as described in Note A. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
NOTE F. SUBSEQUENT EVENT
On or about March 6, 2006, the Company sent a notice to Plan participants that the Plan would be changing its trustee and recordkeeper from AMVESCAP to Fidelity Investments (“Fidelity”). Effective May 1, 2006, Fidelity replaced both AMVESCAP as trustee and recordkeeper and the Bank of New York as trustee for the Paychex ESOP Stock Fund. In conjunction with the transition to Fidelity certain new fund selections and alternative investment options are available to Plan participants.

(SCHEDULE H, LINE 4i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2005
(Dollars, Units, and Shares in Thousands)

Identity of Party	Description of Investment Including Maturity Date,
Involved	Rate of Interest, Collateral, Par or Maturity Value	Current Value

AMVESCAP*/
Bank of New York	Cash	$5,254
AMVESCAP*/
Bank of New York/
Paychex, Inc. *	Paychex, Inc. Common Stock - 5,349 shares	203,877
AMVESCAP*	AIM Basic Value Fund - 493 units	16,855
AMVESCAP*	AIM International Growth Fund - 884 units	20,758
AMVESCAP*	American Funds Balanced Fund - 1,413 units	25,179
AMVESCAP*	Dreyfus Mid Cap Index Fund - 841 units	23,509
AMVESCAP*	INVESCO 500 Index Fund - 770 units	25,069
AMVESCAP*	Oppenheimer Capital Appreciation Fund - 683 units	29,328
AMVESCAP*	PIMCO Low Duration A Fund - 390 units	3,893
AMVESCAP*	PIMCO Total Return Fund - 1,281 units	13,449
AMVESCAP*	Premier Portfolio Fund - 26,674 units	26,674
AMVESCAP*	Royce Low-Priced Stock Fund - 1,252 units	19,441
Participants*	Participant loans **	9,478

		$422,764

* Represents party-in-interest
** Loans to participants have various maturity dates (interest at 5.0% to 10.5%)